ROGER L. FIDLER

Attorney at Law

225 Franklin Avenue

Midland Park, N.J. 07432

(201) 670-0881

(201) 670-0888 (Fax)

rfidler0099@aol.com

October 13, 2009

VIA EDGAR/ORIGINAL TO FOLLOW BY FIRST CLASS MAIL

Patrick Kuhn

Staff Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:

Terra Energy Resources, Inc.

Item 9.01 Form 8-K

Filed August 4, 2009

File No. 000-52543

Dear Mr. Kuhn:

With respect to the Form 8-K we have today filed an amendment eliminating the reference to Item 9.01 in light of the comment from the staff.

With respect to addressing the re-audit comment, it is the registrant’s intent to have the financial statements for the year ended December 31, 2008 re-audited by our new accountant on or before November 14, 2009 and then to amend all filings that depended upon the prior audit which I believe to be limited to the Form 10-K for the period ended December 31, 2008, unless the financial statements need to be re-stated in which case the subsequent Forms 10-Q for the periods ended March 31, and June 30, 2009, would have to be amended to take account of any changes.

If you need any further clarification of these proposed actions please contact me at the above address at your earliest convenience.

Yours truly,

s/Roger L. Fidler

Roger L. Fidler

cc:

Catherine Balloqui (via email)